FILED BY HOMESTAKE MINING
                                               COMPANY PURSUANT TO RULE 425
                                           UNDER THE SECURITIES ACT OF 1933

                                                SUBJECT COMPANY:  HOMESTAKE
                                                             MINING COMPANY
                                                 COMMISSION FILE NO: 1-8736


                    Merger Announcement CONFERENCE CALL

                          Barrick Gold Corporation

                                    and

                          Homestake Mining Company

                               JUNE 25, 2001

Moderator

          Ladies and gentlemen, thank you for standing by and welcome to the Barrick Gold Corporation and Homestake Mining Company Merger
Announcement Conference Call.

          During the presentation all participants will be in a "listen only" mode. Afterwards you will be invited to participate in the Question and Answer Session. At that time, if you have a question you will need to press the "1" followed by the "4" on your telephone. And as a reminder, this conference call is being recorded today, Monday, June 25, of the year 2001.

          I would now like to turn the conference call over to Mr. Richard Young, Vice President of Investor Relations, Barrick Gold. Please go ahead, sir.


Mr. Richard Young, Vice President of Investor Relations of Barrick Gold

          Good Morning, Ladies & Gentlemen. Thank you for joining our call today. My name again is Richard Young. I'm Vice President of Investor Relations here at Barrick and I'm joined by my counterpart at Homestake, Igor Leventhal. And I'm sorry again for the delay, but we've got 500 people already on the call and we've got another 200 who are trying to get on. But thank you for joining us for this joint conference call between Barrick and Homestake Mining.

          During our call today you'll hear from Randall Oliphant, President and Chief Executive Officer of Barrick and Jack Thompson, Chairman and Chief Executive Officer of Homestake. They're joined by John Carrington, Vice Chairman and Chief Operating Officer of Barrick, Patrick Garver, Executive Vice President and General Counsel, and Jamie Sokowski, Senior Vice President and Chief Financial Officer. They'll be pleased to help answer any questions you might have.

          Now I'll turn the session over to Randall.

Randall Oliphant, President and Chief Executive Officer of Barrick Gold

          Well thank you very much, Richard. And good morning, ladies and gentlemen.

          Welcome to the quality chapter in the consolidation story. Jack, I can't tell you how pleased I am to be with you this morning. Jack and I see this as an historic phase for our company. As you probably know from our press release this morning, we have reached a merger agreement that will create a new industry leader in scale and quality. By combining our strengths in this strategic merger, we are creating a company that is expected to have the industry's largest market capitalization, the highest earnings and cash flow, the lowest costs and the strongest balance sheet, all of which will help to place the company in an excellent position in our industry as it continues to consolidate.

          Before Jack and I talk further about the merits of the merger for our shareholders, a few relevant details.

          First, the terms. Under the agreement, Barrick is offering to exchange .53 of the Barrick share for each Homestake share. This translates into a value of US$8.71 for each Homestake share, which is a 31% premium over Friday's closing price for Homestake or a 27% premium based on the ten-day average.

          I am pleased to note that Homestake's Board of Directors unanimously approved the merger plan on Sunday, June 24, and is recommending an acceptance by its shareholders. Already, Barrick has a commitment agreement with certain shareholders and directors of Homestake who hold approximately 12% of the Homestake's outstanding shares and have agreed to vote in favor of the merger. The transaction is intended to be cash-free for U.S. income tax purposes and is subject to regulatory and majority Homestake shareholder approval. No approval by Barrick shareholders is required. The transaction is planned to be treated as a pooling of interests, accounting under US GAAP and is expected to close in the fourth quarter of 2001.

          As I said, this is a strategic merger consistent with Barrick's built-to-last philosophy and entirely in keeping with the strategic direction we've staked out for ourselves. At Homestake, we have a partner that provides a good fit: strategically, philosophically, operationally and financially. As Jack can tell you, Homestake is a strong company with a great history. It's one of the oldest stocks on the New York Stock Exchange, now in its 125th year of operation. Of course, it's one thing to have an historic past, but it's even better to combine that with a strong future with one of the youngest gold companies. What drew Barrick to Homestake is the way that it has reinvented itself, retooled its operations and made itself into a model low-cost producer with a long life, low-risk asset base.

          I know you have plenty of questions, but before we get into the Q&A, I'd like to walk you through the reasons why Jack and I believe the merger is a great fit for both companies and our shareholders.

          First, for both companies, the transaction is financially accretive that should result in significant cost-saving synergies for approximately US$55 million a year after tax beginning in 2002. Second, the quality and scale of this company will be apparent in its financial and operating strengths and in our ability to undertake initiatives that will achieve profitable growth.

          Let me expand. In terms of financial strength, the merged company is expected to have the highest earnings, cash flow and profit margins in our industry, backed by the only A-rated balance sheet in the business, our premium gold sales program that provided security during periods of local crisis while maintaining complete flexibility to participate in higher spot rates. With the inclusion of Homestake's 2 million ounce hedge position, the merged entity will have its combined gold forward position totaling
18 million ounces at an average minimum
price of $345 an ounce. This is equal to 22% of reserves providing a floor price protection on approximately two thirds of production through 2003 or 50% of production through 2005. The combined position provides a comfortable level of gold price protection for the merged entity and is very much in line with the historic parameters of Barrick's hedge program.

          From the point of view of the capital markets, the merged company will have a market capitalization double the size of its nearest competitor. On the operational side, here are the strengths that I see:

          o based on 2000 proforma results, we are talking about a combined company with total production of six million ounces at a cash cost of $156 an ounce - the lowest in the industry;

          o a reserve base of 79 million ounces, which are among the least sensitive in the industry to lower prices;

          o a low-cost, long-life asset base that is second largest in terms of both reserves and production;

          o The merger creates a company with low geopolitical risks. Fifty-four percent of our reserves will be in North America and Australia, with another 33% in South America. In addition to becoming the largest gold producer in Canada and the United States, we will become the second largest producer in Australia.

          Overall, given the snapshot that I've just provided I think you can see why I believe this merger is a good deal for Barrick Gold shareholders as it is for Homestake shareholders. But that's the story that I know Jack is eager to tell you about. Jack?

Jack Thompson, Chairman and Chief Executive Officer of Homestake

          Well, thanks, Randall. Let me tell you how pleased I am that our two companies are joining forces. It's a bittersweet moment for us. Homestake has a proud and historic past and history, but, you know, this year the Homestake mines will closed. Homestake today has successfully transformed itself into a competitive, low-cost gold producer with an exciting future.

          Having said that, our shareholders' future prospects are much brighter with this combination, and let me tell you why. When Homestake shareholders look at this merger, I know that they'll be pleased not only with the 31% premium being offered and the tax-free treatment of the deal, but the fact that this transaction is accretive to earnings, tax flow, production and reserves per share. It enhances our operating and financial strength by every measure.

          Overall, this deal gives Homestake many more options: the wider window of opportunity through which we can expand and do that by way of organic growth, by giving the pipeline of projects that we have in the company already, through selected property acquisitions and also through industry consolidations. And we know the benefits that that prospect can bring to disparate operations and companies are balanced. The combined company will have significant financial muscle to undertake any profitable growth both within and outside our private portfolios.

          This has been a real challenge for Homestake on its own. Without a doubt, Barrick is the perfect partner for Homestake, whether you look at its established track record of creating shareholder value or a strong position in the capital market, Barrick is a company positioned to prosper, with operating and financial strengths that provide a downside of protection with upside leverage. As a competitor, I have admired what I saw when I looked at Barrick. As partners, I am confident that our combined capabilities will make us the preeminent gold company. Randall?

Randall Oliphant, President and Chief Executive Officer of Barrick Gold

          Well, thank you, Jack.

          While we're talking about the factors that brought our two companies together, I'd like to add into the equation an asset that you won't find on our balance sheet. I'm talking about the cultural, the common culture of our two companies. As you know, Barrick and Homestake have been partners at Valadaro near our Vasqualama property. That joint venture gave us a strong sense of the cultural compatibility between our companies. The lean, entrepreneurial approach we share and the commitment to excellence and efficiency at every property we operate. And as I told Jack, it's that cultural compatibility that makes me confident we'll have a smooth, seamless transition as we integrate our operations.

          To ensure efficiency, we have formed a joint integration team. Jack will join our Board of Directors and our first job is to effectively integrate our organizations and management and realize the value of the significant synergy. Obviously, we'll have to work out the details as time goes on, but Jack will have a continuing role with our company and I intend to recommend to our Board of Directors that he be appointed a Vice Chairman.

          Jack and I agree that the key to any successful merger is creating a good strategic fit - cultural and financial fit, as well. One that benefits the shareholders, employees and other constituents of both companies. We believe we've got the capability for that kind of combination in this merger. It's a combination that will create the only gold company approaching the $10 billion dollar market cap mark, the clear leader in our industry. After that, a solid commitment to social and environmental responsibility that has opened doors to both Barrick and Homestake around the world. A loyal, long-term shareholder base, first-rate management teams focused on creating shareholder value, and liquidity that will place the combined companies in the top one hundred of the S&P 500.

          As you get a sense of the strengths that attracted Barrick to Homestake and Homestake to Barrick. This is a great day for both Barrick and Homestake. For all of our stakeholders it's a strong first step to a kind of long-term, low-cost, strong growth company we believe will build value, not just in a strong gold environment but in any environment we encounter. That's the merger as Jack and I see it, and now we'd be pleased to answer any of your questions.


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


                        QUESTION AND ANSWER SESSION

Moderator

          Ladies and Gentlemen, if you would like to join us to register a question for today's Question and Answer Session, please press the "1" followed by the "4" on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered and you wish to withdraw your polling request, please do so by pressing the "1" followed by the "3." If you are on a speakerphone, please pick up your handset before entering your request. One moment please for your first question.

          Your first question is from Robert Van Doren from LOM. Please proceed with your question.

QUESTION

          Yeah. Good morning, guys. Excellent move here. Two questions. First one regarding the hedging and Randall you sort of tipped on it, but also the merged entity would have the smallest of hedge position if as percentage of reserves than the current Barrick position. The question really is does it mean that you have to add to the hedge, or is it sort of the hedging policy may be going to change.

ANSWER

          Well, thank you for your question, Rob. Our hedge position on a combined basis is actually at historic levels of where Barrick has been in the past. For years we have been between 20% and 25% of our reserves hedged and we're exactly in the middle of that with this transaction at 22%. We think given the positive tone in the gold market, the fact that lease rates are high, we're very comfortable with the position that we have today.

QUESTION

          Alright. The second question, returning back to Chile and Argentina, the Pasqua and the Veladero, now that you've got the two products together, does that sort of increase the chance that the project goes ahead, because in the past Randall, you've said that in this sort of conditions it's actually makes better sense to buy projects than to develop Pasqua, could that have been changed by this merger?

ANSWER

          Well, I think it has certainly improved. Putting all the Pasqua and Veladero and the 35 million ounces that is there under one roof. Will certainly make it less expensive and more efficient to both build a project and operate it. I think we see this as a way of not only creating cost, but also because when you're not working between separate companies, it'll make it a much more efficient process, and therefore actually improve the timing of what we could do on our own. At this point what we're doing is really taking a step back, look at it as a project, and figure out the best way to develop it. We expect that the overall result will be much better than what we could have done as two separate entities.

QUESTION

          And have you got any sense for a timetable as to when major decisions are going to be made?

ANSWER

          We're going to start exploring immediately the best way to do this, as one big project.

QUESTION

          Okay, many thanks.


ANSWER

          Thank you, Rob.


MODERATOR

          You're next question is from Daniel McCartney of Goldman Sachs. Please proceed with your question.

QUESTION

          A few questions. First, on the hedging side. The Australian margins, right now, are very high because of the low Australian dollar. Would you consider shifting some of your hedge book over to Australia, Randall?

ANSWER

          We haven't made plans of that nature at all. We're comfortable with where the book is today. We think that we're well-positioned to have confidence in what we're going to deliver. Some of our goals are actually getting well-positioned for higher prices so we haven't even considered moving it around.

QUESTION

          The head office will stay in Toronto?

ANSWER

          Yes.

QUESTION

          Veladero, you did not have that reserves at year end, and Jack, you did. I wonder, is this kind of a, would you view this as a vote of confidence, Randall, in Veladero?

ANSWER

          Yeah, I think so, Dan. We've always believed that that district has tremendous potential, and would produce a lot of gold to each of our companies for a very long period of time at very low cost. I think by putting this together, all that's going to do is improve the economics, and therefore it should be a better project.

QUESTION

          Last question. Just in terms of the time of the talks, how long has this been going on or developing?

ANSWER

          Dan this is Jack. It's interesting how well two highly motivated companies can move what they have to move. I approached Randall about two weeks ago on the subject.

MODERATOR

          Next question is from John Burgess of JP Morgan. Please proceed with your question.

QUESTION

          Good afternoon. I was just wondering, there's a similarity here between the well-timed date for Arequipa Resources and this bid just ahead of the promised new information on the pre-feasibility study at Veladero. Jack, I wonder if that information is still going to be available, and if you've got anything to tell us on that.

ANSWER

          Well, we had promised the market [that] we would give an update with the second quarter results, but I think that we need to step back and think about this new situation that the project finds itself in. I concur with Randall's comments that it could only improve the project and make it that much more economic, and likely to be built. So we're going to work very hard, and we will obviously have to say something with our second quarter results. I can't say right now what that would be.

MODERATOR

          Your next question is from Mike DeRose of Morgan Stanley. Please proceed with your question.

QUESTION

          Hi, it's Mike. Congratulations, guys. First question is with respect to the ballot sheet and the A credit rating. Is that something that you've definitely, you're sure that you're going to maintain that A credit rating?

ANSWER

          This transaction increases the financial strength of the company, size, cash flow, liquidity, cash balances, so our view is that our credit rating is actually strengthened considerably with this transaction.

QUESTION

          Okay. Second question is with respect to composition of the board. Could you just elaborate a little bit on how many members will part of the board? You sort of indicated Randall that Jack will join as vice chairmen. Is there anybody else from Homestake that will join?

ANSWER

          Jack clearly will and what we'd like to do in the coming months as we go to meet some of the Homestake directors, have them meet some of our directors, and see if there's a basis to enlarge our board. Homestake has some tremendous directors, and we'd like to get to know them a bit better.

QUESTION

          Okay. Just one more question. Could you kind of walk us through the regulatory approvals that you're going to need over the next couple of quarters?


ANSWER

          Sure, Mike. Pat Garver will do that for you.


ANSWER

          This is basically a transaction that needs to be approved from a time efficient standpoint, so we'll go to, the United States will have to get Hart Scott Rodino approval, and Canada will have to get Competition Act approval. We also expect, as we would with any issuance of new shares, we'll need the approval of the Toronto Stock Exchange. Those are the principal approvals that are required.

MODERATOR

          Your next question is from John Tumasso from Stanford Bernstein. Please proceed with your question.

QUESTION

          Good morning. Could you break down the $55 million of synergies, specifically, between exploration, SG&A and taxes?

ANSWER

          Sure John, it's Jamie. The $55 million is comprised of about $20 million toward administrative expenses, $20 million in tax, and $15 million in exploration.

QUESTION

          For some of us, taxes are a complicated and vague sort of topic across countries. Should we assume that Barrick has profits in countries where Homestake has expenses without profits, and that creates the tax efficiency?

ANSWER

          This transaction wasn't driven by tax considerations, but yes, that's in fact the case. We feel that there is some synergy, just as you mentioned, between taxes in different countries that both companies, by combining, will be able to take advantage of.

QUESTION

          Randall, if you could indulge me in this second question. Assuming that the SEC does not approve a proxy in which one company calls a property a reserve and another company does not, how would you present Veladero as a reserve or a resource?

ANSWER

          We need to prepare those materials, John, and I think we'll be going forward with a common base.

QUESTION

          So there'll be one position. It won't be the year-end 00 position, in which Homestake called it reserve and you called it resource?

ANSWER

          No. It'll be a combined thing, where everything is treated exactly the same.


QUESTION

          And I presume that you're not answering the question directly because you're waiting for the exploration data a month from now, which will clarify things?

ANSWER

          With more time, we'll have more information, and be able to make a better decision.

QUESTION

          Thank you and good luck.


MODERATOR

          Your next question is from Richard Pombley of Pombley Capital. Please proceed with your question.

QUESTION

          Jack, traditionally the Homestake shareholders have wanted and received a basically unhedged company as their investment vehicle. This was lost in the merger, so how can this merger be in the best interests of Homestake shareholders? And for Randall, on the current lease rates on gold price, you say you're happy with the current hedge position. What if lease rates on the gold price become more favorable for hedging? Will we see you hedge more of Homestake's production?

ANSWER

          Well, there's two questions there. I'll answer the first. Richard, I'm a fairly large shareholder of Homestake firstly, as well. And I look at our future, all the options are available for us. We can go at it alone, that was clearly a strategy and one that we were pursuing, but when you look at the company that we're creating, the company that is clearly the leader in this sector, it already is, but more so, the most owned stock, I don't see how anyone could, in fact everybody on our project team is incredibly excited at how rich a company that's being created here. You have to weigh all factors in the decision such as this and in our estimation and that of the board and our prospects for the future look much better as part of this company, and basically we're exchanging our paper and creating an exciting vehicle that we're creating for people to invest in this industry.

ANSWER

          [to second question] Lease rates are high, but I think, given the positive tone of the gold market being back to where we have been historically, we've got a good position now. We're very comfortable with a lot gold sold at a higher price than where we are today. Again, we've got additional leverage over and above what we had before, so we're comfortable with where we are today, and we don't have any plans to change.

ANSWER

          Even when lease rates were higher in the past, we're still in the 20-25% range.

ANSWER

          When lease rates were high, and also when lease rates were low, this was a position that we've established with a percentage of our reserves that our shareholders have grown accustomed to, and it was a little bit higher than that before this transaction, that was largely done because we expected US interest rates to decline, and we thought that lease rates would go up, and therefore added more to our position at that time. But that leaves us in a position today where we're absolutely comfortable with where we are.

QUESTION

          Jack, has von Finck voted for this? Has he been quoted as part of that 12%?

ANSWER

          Yes.

QUESTION

          Doesn't he himself own 12%?


ANSWER

          Yes.

QUESTION

          Thank you.

MODERATOR

          Your next question is from David Malilieu from Scotia Capital. Please proceed with your question.

QUESTION

          Good morning, gentlemen. A couple of questions for you. With regard to, following up on John's questions with regards to the $55 million synergy. First of all, is that $55 million that's an ongoing annual savings?

ANSWER

          Yes, that's correct, David.

QUESTION

          Okay, now with regards to going through the three items... for expiration exploration, where are you actually going to make those savings, given that, I think the exploration at Veladero is ongoing, and I think Homestake just entered into a transaction in Australia that may require some exploration funds also. Where, actually, will those come from?

ANSWER

          We're going to maintain the exploration program. Both companies have some overlapping administration in their exploration, in South America and in North America. So we're hoping that's not going to suffer, but what we're going to reduce is where we've got duplication on the admin side.

QUESTION

          Okay. And with regards to the tax benefits, how long will those continue?


ANSWER

          We feel that those are sustainable into the future. We've still got some work to do to assess all of the tax synergies, but those synergies result from different income levels and expense levels in countries that are ongoing.

QUESTION

          Can you give us an idea of how long the tax losses in the states might be used against, for instance, the gold strength, etc.?

ANSWER

          We feel that they are along term and I would project those to occur well into the future. Again, it's still preliminary, so I can't give you an exact date, but we feel that those can go on well into the future.

QUESTION

          Would it be incorrect to suggest that perhaps to 2010?

ANSWER

          That would not be incorrect at all to assume that.

QUESTION

          With regards to Pasqua, this has been asked before, let me just try it a different way, with regards to it being deferred as a singleton deposit as it stands, you've mentioned that perhaps you'd be looking at it as a unified mine. What might, apart from the road and the hydro [unintelligible], et cetera, what might you also be looking at with regards to getting these things to act as one individual mine or processing?

ANSWER

          I'll take a crack at that. This is Jack. It's truly difficult for us at this point to try to guess what that is. Think about the fact that we only one administration, one procurement department, one transportation department, one camp. Some of that we might have captured anyway, as partners and neighbors, but clearly it's a lot easier and much more likely those kinds of cost savings bolster the capital. Now, on the operating side going forward, are going to be captured.

QUESTION

          Right. So from the perspective of G&A purchasing, etc., I mean, there are some opposite synergies there, but with regards to the actual operation of it, it still pretty well is individual deposits, right? Individual mines?

ANSWER

          I think we really need to look at that over the next comfort zone before we really comment on that. I mean, we did start this whole process two weeks ago.

QUESTION

          Right. And just for information, Jack, the Homestake exploration geologists have been seconded to Barrick, is that correct? Or Veladero?


ANSWER

          It's the other way around.


QUESTION

          Okay. And how many guys have been seconded, and how long have they been in the Homestake camp?


ANSWER

          I don't have a clue.

QUESTION

          O.K. But there's enough time that everybody knew each other pretty well?


ANSWER

          I'm not sure that it was just geologists, I think there were some engineers that were working at the project. There was a lot of cooperation. This is a partnership, and a joint venture. So we had [unintelligible] from both companies.

ANSWER

          David, it's Randall... If I could just add to the synergy question. Barrick, of course, as you know, some very probable gold strike property that Homestake brings some losses [unintelligible], and you can see just how long the life of a Goldstrike is, and how long those will be useful. The other thing that's quite important, is the Canadian situation, where Homestake has very low cost and highly profitable Canadian operations, and Barrick has all of its head office expenses in Canada. So that's why we believe that those things will continue to go on a tax side. The administrative and exploration duplications, that will go on forever. I think that our synergy number will probably grow over time, as we realize more cost savings through Pascua, [unintelligible] and Veladero.

QUESTION

          That's a good point. On that very subject, then, on the G&A from the head office perspective, how much of that G&A on the income statement is exactly head office then? If you can put it against the Henlo operations?

ANSWER

          The combination of a number of offices... we'll be assessing that going through the future. But it's a combination of various offices, and we'll be -- we will ensure that we actually take all of the best assets of people in the combined company.

MODERATOR

          Your next question is from Hathan Holly of Salamon Brothers. Please proceed with your question.

QUESTION

          Good morning, gentlemen. Again, a good transaction question for the new company. Has there been an announcement to determine what type of an effective tax rate the company would hold going forward?

ANSWER

          We're still working through that. I think the tax rate will be very similar to a combination of the two companies' existing tax rates on a pro rata basis, less the synergies that we talked about.

QUESTION

          Another question with regard to some of the assets that are present in Homestake at this stage. There are some interests in Canada, as well as the US and Australia, which only minority interests or 50% interests are held, as well as some, if I recall correctly, there was some oil and gas assets as well, as well as some sulfur assets within Homestake. I'm not sure if those are still there, but there were in the past. What are the plans for those assets in particular?

ANSWER

          Would you please repeat the question?

QUESTION

          Sure. With regard to some of the minority assets, minority interests and assets within Homestake, such as in the past [unintelligible] had some interests in some oil assets and some sulfur assets, what's happening with those, and what would happen in the new company?

ANSWER

          We are totally not into sulfur at all, with no residual interests and liabilities.

QUESTION

          Okay, and with regard to some of the hemlo assets, etc., where you've got 50% interest, Randall, I guess, what would be your strategy going forward there?

ANSWER

          Our strategy would be, the good low cost mines that make the big contributions, and that we can shelter some of that income. So we're glad to have them as part of our company. They're very, similar to Bousquet and Holt-McDermott so I think we'll have a good collection of Canadian assets, which are low cost.

QUESTION

          Thank you, gentlemen.


MODERATOR

          Your next question is from Drew Victor of Titoman Investment Group. Please proceed with your question.

QUESTION

          It's actually Rusty [unintelligible]. Congratulations on the transaction. A couple of quick questions. If, for some reason, the exploration data that you guys are expecting from Veladero comes in as not what you guys originally expected, is that excluded at all from the material adverse clause in the transaction, and I have a follow-up.

ANSWER

          No, the material adverse clause in the transaction doesn't envision that the Veladero exploration results will have any bearing on it whatsoever.

QUESTION

          Is there any protection regarding political risk in Argentina?

ANSWER

          No.

QUESTION

          So what is the break up fee for the transaction?

ANSWER

          The break up fee for the transaction is roughly $80 million.

QUESTION

          Thank you very much.


MODERATOR

          Your next question is from Bill Reed of Merrill Lynch. Please proceed with your question.

QUESTION

          Yes, just a follow up on the ratings agency question earlier. I would agree that the A3A ratings should be maintained, but I was just curious if you had any preliminary conversations with the rating agencies at this point? And do you expect watch listings, or affirmations?

ANSWER

          We have had conversations with both S&P and Moody's, Bill, and they're looking through the information. You can appreciate this transaction was just finalized yesterday, so we don't expect any type of watch or any implications from it. They haven't gotten back to us on that.

QUESTION

          Thank you.

MODERATOR

          Your next question is from Mike Cochran of Scotia Capital. Please proceed with your question.

QUESTION

          This is [unintelligible]. I wanted to ask you about the timing of the transaction. You've pulled it together over the course of the last two weeks. Is that because you wanted to get a pooling condition?

ANSWER

          Well, I don't think it's any coincidence. It's an opportunity to do one last pooling transaction. It may have been the motivation to make that call to Randall, but, I can tell you, that the more we studied each other, the more evidence there was that we're creating something special here.

QUESTION

          Is pooling a preference or is it an achial condition of the transaction?

ANSWER

          We have to be satisfied in the end. The two companies have to be satisfied in the end that the merger will qualify for pooling of interest accounting treatment under US GAAP so, it's a condition.

QUESTION

          Okay. One last question. Can you give us a sense of why you're thinking the transaction will take until the fourth quarter?


ANSWER

          This is a transaction which, as I mentioned earlier, requires both Hart Scott Rodino and Competition Act approval, and the joint registration and proxy statement will have to undergo reviewed by the SEC. We expect that that will all be accomplished in the ordinary courts, and we don't really foresee any problem. But the expectation is that that's three or four months' process. Anyways and that will take us into the fourth quarter.

QUESTION

          Thank you very much.


MODERATOR

          Your next question is from Brian Christie of Canacord Capital. Please proceed with your question.

QUESTION

          Good morning, gentlemen. I just wanted to know if there's any outstanding costs related to the closure of the Homestake mine, and are there any ongoing costs on a go-forward basis with that project?

ANSWER

          The mine is still in operation today. It will be through the end of this year. It is having a very good run so far this year, compared to budget and beyond expectations. The plan is that by the end of this year, we'll be closed. We have begun as much work as we can do while it's still operating. Primarily, closure of numerous tunnels and annexes that exist in the hills there on our property, that work is ongoing, and some other surface stuff that we could do. But the bulk of the work really can't begin until the mine is closed. We have an estimate, the whole program, would be $66 million, and that it will take about five or six years for the bulk of it to be spent.

QUESTION

          Thank you.

MODERATOR

          Your next question is from Victor Flores of HSBC. Please proceed with your question.

QUESTION

          Good morning, Jack Randall. I was wondering if perhaps you could spend a couple of moments talking about some of the rate of return criteria that were employed to come up with the ratio in the transaction.

ANSWER

          Victor, maybe I could tell you how I looked at this. When we looked at Homestake, we saw a company that would produce about 2 million ounces of gold a year, at similar low cost of what Barrick has today. From a Barrick shareholder perspective, this is more Barrick. We have increased our shares outstanding by about 35% but we get 50% more production at a similar cost from where we are today. At the same time, Homestake's principal growth project with the Veladero property which, as you know, we have an interest in, it's right next to Pasqua Ammond. That's why the deeper we dug into this the more similarity we saw between the two companies and the more opportunities to realize synergy. Exactly what this is a Barrick shareholder getting more Barrick in terms of more and low cost production, the same development project that we had before, but at the same time, improving its geopolitical risk profile, increasing its tax balance and increasing the number of opportunities with the combined companies to take advantage of as we look at things in less desirable parts of the world. So I think from our shareholder's perspective its just a Barrick as people have come to know it only bigger having more opportunities available to it and being stronger.

QUESTION

          Thank you, Randall.


MODERATOR

          Your next question is from Joseph Sheer of TD Securities. Please proceed with your question.

QUESTION

          Yes, hi, it's Joe Sheer of Toronto Dominion. Congratulations, guys it looks like an interesting deal. I've got three quick questions.

          Number one, Homestake is traditionally, as has been mentioned, a non hedger and clearly to bring yourselves up to the combined hedge ratio of between 20 and 25 percent; we need to shorten some goals. What is the time horizon on that is the first question.

          Second question is any environmental price approvals specific to the transaction? And the last question is "are there any break prices related to either the price of ABX shares or the price of gold that would cause a grounds for termination of the agreement?"

ANSWER

          In terms of hedging, I think that perhaps something perhaps hasn't been made clear. We said that Barrick traditionally has been hedged between 20 and 25 percent. Pro forma basis when we put together these two companies we're exactly in the middle of that at 22%. I'm very comfortable with that position. So I think you may have misunderstood some of the ways that we described where we would be on a going forward basis.

QUESTION

          Well, I don't understand how that could be. I mean if Barrick has always been hedged between 20 and 25% and Homestake has not been hedged at all, how could the combined entities be hedged in that band?

ANSWER

          Well, I can help with that. This is Jack. Homestake actually has been hedging, has been slowly building a hedge book and we're contributing a couple million ounces of hedge, ounces of contract, through the combined venture. Homestake was at about [unintelligible] healthy 12 or 15 percent of our reserve, hedged about 3% but reproduction was much higher.

QUESTION

          Got it, okay that clarifies that. And the other two questions, please? Environmental approvals and break prices based on ABX share price or the price of gold?

ANSWER

          This is Patrick. There are no environmental approvals that we're aware that are necessary for the completion of the transaction. With respect to conditions relating to either price of Barrick shares or the price of gold there aren't conditions relating to either of those. This is a fixed exchange ratio deal with no collar, and, we're both at risk to increases or decreases from the price of gold.

QUESTION

          Fair enough. So basically all we have to worry about is the material adverse development clause, for the most part. Is that correct?

ANSWER

          There certainly is a material adverse development clause in the merger agreement.

QUESTION

          And how is the material defined, or is it defined?

ANSWER

          All of this information will be available in what we file and will be available shortly.

QUESTION

          That will be on an 8-K sometime in the next week or so?

ANSWER

          Well, it won't be the next week or so, it will be you know a joint proxy and F-4 filing and I expect that will take maybe three weeks to complete before its on the street.

QUESTION

          Right, so you don't anticipate filing an 8-K with the merger agreement prior to the F4?

ANSWER

          We may have to do that - (noise)


QUESTION

          I'm sorry?

ANSWER

          But we may have to do that.


QUESTION

          Okay, that's -- I think you may, but we'll see. Okay, thank you very much, gentlemen.

MODERATOR

          Your next question is from Tom Talbot of Capital Securities. Please proceed with your question.

QUESTION

          Hello, hey hello, can you hear me?


ANSWER

          Yes we can.


QUESTION

          I had a question and I know there's been talk of hedging, I have some clients who have problems, take mining and we looked at it as a non hedge position you know for an increase in the price of gold but in terms of the hedging, I know there's hedging in terms of selling forward contracts, but there's also sales of options and I know you do that. Is there...and some people will anticipate that the price of gold, there's been a lot of hedging, and then it's possible that at some times there could of the type of price rise that can be very dramatic or fast, something like what happened in 1999, maybe, more, is there a risk in the hedge book or is this sufficient reserve to strike if there's no circumstance or event under which a quick or sharp or sudden rise or rise where everybody's covering could be a negative for the companies?

ANSWER

          It's Jamie. There is absolutely no margining in our agreements, we have fifteen year lines, the positions will be combined, there is no impact at all of a sharp rise in the gold price on a position or any arrangement that we have.

QUESTION

          So there's no risk to the companies, say something, goes, some traumatic event and gold rose a hundred dollars, the company, in one day or something, there would be no risk in that?

ANSWER

          That's exactly right, there is absolutely no risk.

QUESTION

          Okay, great good okay thank you.

MODERATOR

          Your next question is from Jeff Stanley of BM All Nesbitt Burns. Please proceed with your question.

QUESTION

          Morning gentlemen. Just a couple of questions. Most of mine have been have been asked. Could you detail for us the acquisition cost, what sort of charge you expect to take in the P&L as a result of the various fees, etc. and what uh, where obviously there's been a lot of discussion on the hedge book and you know we're all aware of the position there but I was wondering if, you know, you've characterized it as perhaps two thirds of production until 2003 or 50% through 2005, is that actually the way you intend to deliver it or are you leaving yourselves open with flexibility to reduce your position by delivering more rapidly or vice versa, how do you actually see it unfolding?

ANSWER

          As far as the acquisition charge, that type of information will come out with our proper filing. On the hedge book, as Randall I mentioned we're very comfortable with the position, the combined position, of the two companies. This is right in line with where we've been historically, and going forward given the positive sentiment in the market, where contangos are, the increased leverage that to gold price, that the combination of the companies provide, we're very comfortable going forward with the levels that indicate that we have one third of our position unhedged for the next three years and even less going forward.

QUESTION

          Thanks very much.


ANSWER

          You're welcome.


MODERATOR

          Your next question is a follow-up question from Mike Trolls of Morgan Stanley. Please proceed with your question.

QUESTION

          Just a couple of real quick questions, just wondering with respect to due diligence, have you gone through all the due diligence from the Barrick perspective given that the deal was only started two weeks ago?

          Number two, could you maybe just walk through some of the things that would trigger the break up? See, I mean, would it be like a counter bid from another company, or just walk us through some of that. And I'll just wait for your answers.

ANSWER

          Mike, it's John. In terms of the due diligence, we've had a pretty close look at everything and had a detailed look at over 75% of the reserve base, and the other portions we're quite comfortable with also, so we're satisfied on the due diligence side.

ANSWER

          On the break up fee, it's really just the normal deal protections, mechanisms, and there would have to be a competing bid that's accepted by the company before the break up fee would become payable.

QUESTION

          Okay, and just one more question, Randall, given your company's going to have 900 million dollars in cash and generate a lot of free cash flow, etc. what about your dividend policy, are you going to sort of maintain the 1.4, 1.5% S&P average, or will you look at doing something like your competitor, Angle Gold Dust, giving a 5% dividend yield at term prices?

ANSWER

          We don't see the need to change our dividend policy, it's been strong and consistent for a long period of time, but we will have lots of time and we also see lots of opportunities ahead of us both in terms of the asset base and the properties that we bought today but we also things that may come down the road, so uh, no, our approach remains the same as before which has consistently paid dividends in that range, and to be well positioned to a feast of opportunities to build our mines in the time frame.

QUESTION

          Okay, thanks a lot, congratulations.

MODERATOR

          Your next question is from Barry Cooper of CIBC World Markets, please proceed with your question.

QUESTION

          Hi, good morning, just a few quick ones and then maybe a littler lengthier one. Who's acting for both parties on this deal?

ANSWER

          For Homestake it's Warburg's Bill McGooty, and UBS Warburg's [unintelligible]. And Cravath Swain is the legal firm.

ANSWER

          And for Barrick it's RBC Dominian Securities and CFS Elite. And on the legal side it's the Davies firm here in Toronto and Shearman & Sterling in New York.

QUESTION

          Okay. Jamie, in terms of the annual savings of 55 billion you say if that's after tax, what tax rate did you use to get to that figure?


ANSWER

          We used the tax rate of 20%.

QUESTION

          OK. Good. Couple of other things here. Jamie, can you just elaborate maybe touch on what changes there will be under US GAAP other than obviously your total costs will drop?


ANSWER

          Barry, the changes under US GAAP are not material to the company, there are, the differences really relate to the pooling of interest and going forward we're going to be able to realize some additional benefits in terms of total costs, reflecting the proxy, we're carrying assets on our books under US GAAP at a lower cost. We'll get some additional advantages on our depreciation going forward under US GAAP. There's some other minor differences that it gives, but all in all they really are not material differences between Canadian GAAP.

QUESTION

          Okay, I was wondering if you'd had a chance to review, Randall, in that lawsuit against the company, and what your views were on it.

ANSWER

          Perhaps I can answer it. This is Patrick. We have had an opportunity to review the lawsuit, of course it's something pending before the courts and its not the kind of thing that we would ordinarily comment on, but we're familiar with the case.

QUESTION

          And you're satisfied with the risk reward ratio?

ANSWER

          We're satisfied with the risk reward ratio of this transaction.

QUESTION

          Okay, final question, then. We've been looking for consolidation within the industry for quite some time and clearly this is a consolidating transaction, the next thing I guess some of us are looking for is sort of a rationalization of operations, is there any plan for closure of some of the operations at this time?

ANSWER

          Excuse me, there are - I think both of our companies and I figure you'll see from our cost profile, have closed our higher cost operations or they are currently in closure. We'll continue to look for opportunities to make more money in our industry, but I think clearly we were both leaders at cutting down the higher cost stuff.

ANSWER

          I should just point out that we do have, I mentioned the closure of the Homestake mines. The Lava mines will also close next year, and Ruby Hill at the end of next year and, how we're going to follow that is down in Chile, so hope things would actually further reduce the production in 2002 by 300,000 ounces or so, that is already planned and in well indicated vindicated to the market.

QUESTION

          Okay, thanks a lot gentlemen.


ANSWER

          Thanks, Barry.


MODERATOR

          Your next question is from Carey Smith of Haywood Securities. Please proceed with your question.

QUESTION

          Good morning, just a couple of things. The current mark to market of the hedge book pro forma--Can you give us a rough idea as to what that would be at today's gold price, Jaime?

ANSWER

          The current mark to market of the hedge book is about $450 million, at today's gold price.

QUESTION

          And that's Pro forma, right?

ANSWER

          Yes.

QUESTION

          And the second question I had--Mr. Von Finck, has he signed any sort of an irrevocable lock up? Or, what is the basis of his lock up?

ANSWER

          I don't think it's appropriate for me to talk about that-maybe because I'm not familiar...So, I think that's about all I can say on that.

QUESTION

          O.K., but he has agreed to tender to this transaction as it's constituted?


ANSWER

          Yes.

QUESTION

          Can you talk briefly about the management team in the new company? I guess you're talking about saving $20 million (US) of G&A The combined G&A for the two companies, I guess, is around $80 million (US). I just wonder if you could give us some idea as to who, potentially, would be the senior management team; how many people would be coming from Homestake, and from Barrick, or have you thought through that yet?

ANSWER

          Well, Carey, this is something that Jack and I and others need to work on in terms of integrating the company, I think. You know, Homestake has a tremendous management team. We think very highly of the Barrick team that we have as well. We think that by selecting the best of the best, we're going to be able to have the best team in the business. This is preliminary. We've got months to sort this out, and this is something that Jack and I and others are going to get on with forthwith.

QUESTION

          O.K. And is it safe to assume that the combined G&A in the pro forma company would be around $60 million US annually, then?


ANSWER

          Based on R & A the reduction, yes.

QUESTION

          O.K., thanks very much.


MODERATOR

          Your next question is from Tanya Tekusknecht of National Bank Financial. Please proceed with your question.

QUESTION

          Hi. I've just got a question about Barrick, do they own any shares directly in Homestake?


ANSWER

          No.

QUESTION

          No? And, just on the hedge book, for Jamie...I guess the mark to market of the pro forma hedge book has fallen by some, what?, $200 million, since 1st quarter. What would be the break-even gold price, then, required on that hedge book?


ANSWER

          The break-even gold price on the hedge book would be almost $300, Tanya.

QUESTION

          O.K. Just one last question, Jaime: On the statement that this is going to be the strongest earnings in the gold industry, if I look at my earnings from Barrick and my earnings from Homestake and I've put in 55 million in savings on a per share basis, I don't have it as being accretice unless I'm going under U.S. GAAP where I remove the [unintelligible] $28 per ounce of acquisition costs...is that a fair statement?

ANSWER

          This transaction is mildly accretive, Tanya. We have the synergies, as you mentioned, the US GAAP benefits. We're comfortable that we're going to be able to generate those synergies, and Randall and Jack have mentioned a lot of the other benefits of this transaction. But, your numbers are fairly in the ballpark.

QUESTION

          O.K. Thank you very much.


MODERATOR

          The next question is from Bill Bird, a private investor. Please proceed with your question.

QUESTION

          With the gold hedging programs that we've had in place in the past, hasn't that had the effect of keeping the price of gold down? And if we stopped the hedging wouldn't it possibly push the price up and help the price of their gold stock?

ANSWER

          Our hedging position has remained relatively constant over the years, and we're, basically, as we add to the position, we're delivering, we're just replacing the ounces that we would be selling into the market anyway, so we feel that our hedge program is not destructive to the gold price. If hedge positions were reduced, that may have some impact, positive impact on the gold price, but it's not clear as to how much it is really impacting, going forward.

MODERATOR

          Did they answer your question?

QUESTION

          I think they should hedge more and stop the hedging, but, no, no more questions.

MODERATOR

          The next question is from Leonard [unintelligible], a private investor. Please proceed with your question.

QUESTION

          Yes, what effect will this have on EPS for 01 and 02?

ANSWER

          This transaction in 01 because of the fact that we will begin to report once this transaction is finalized under US GAAP This will be diluted to earnings in 01as a result of transaction costs. In 02 this is mildly accretive.

QUESTION

          Thank you.

MODERATOR

          Your next question is from Ceasar Brian of Debelli Asset Management. Please proceed with your question.

QUESTION

          Hi, my question is about the hedging, but most of it has been answered. I have one question, maybe for Jack Thompson. In the annual report for December 2000, Homestake hedged approximately 8% of its proven and probable reserves. You said now it's 13. Was there any change in your thinking over the last few months about this?

ANSWER

          No, not a change in thinking. We have, I think, been very open with the market that we've been adding positions in Australia capture the margins that we have from our [unintelligible] in Australia. The fact that we have been winding down our foreign exchange hedge book so it's kind of tied to that currency issue and I think we've signaled that for the [untelligible] over the past few months.

QUESTION

          Maybe it was mentioned before, but if the pro forma hedge book is about 22 %, what is Barrick's now?

ANSWER

          27%.

QUESTION

          Thanks.

MODERATOR

          The next question is from David Davenport of Morgan Stanley. Please proceed with your question.

QUESTION

          Morning gentleman. Someone made the statement that there is absolutely no risk to the company in the event of a dramatic rise in the price of gold. I want to make sure that I heard that right, and also give you an opportunity to give that statement a little more definition, given what happened to some other gold hedgers in the past. Also, I'd like the name of the person who said that there's absolutely no risk to the company if you remember who said it.

ANSWER

          David, its Jamie Sokalsky. I made that statement. And its true. Under our trading agreement there are no margin requirements. There are no arrangements that would impact any type of covenant that we have in these trading agreements if the gold price went up. And in 1999, when we saw the price spike, and a number of other companies got into trouble, it was a good test of how secure and how strong our trading agreements are. Ultimately, we are able to deliver our gold into those trading agreements, arrangement. There are no credit restrictions whatsoever in terms of a price spike.

QUESTION

          Okay. About a year and a half ago, I think it was Randall Olifant that went public with Barrick's decision to, as I recall, greatly reduce the hedging activities of the firm, or at least somehow cover those hedges. Is that still in effect or has the company's attitude towards hedging reverted to the higher hedge position that had existed prior to that?

ANSWER

          What we had done was purchase call options in order to be able to participate earlier in a rallying gold price to have an earlier impact on our earnings and cash flow. We maintained the minimum floor plan protection that we've always had, but by buying these call options we were able to free up the outside earlier. Some of those call options have in fact expired. They were expired totally by the end of 2001. And we'll assess what we do with the hedge position going forward.

QUESTION

          I see. Well thank you very much.

ANSWER

          Thank you. Operator, I apologize Mr. Thompson and I have to leave shortly to go to a press conference. But we'd like to answer two more questions.

MODERATOR

          Certainly. Your next question is from Terry Orslin of TSO One Associates. Please proceed with the question.

QUESTION

          Thank you. Jamie, with respect to the synergy, and I'll come back to the other question, once the deal goes through, what's the cost of [unintelligible] position of [unintelligible] the synergies. Is it one time [unintelligible] do you expect to foresee the costs?

ANSWER

          It's still a little early to actually to quantify that, Terry, so under US GAAP we will need to expense that this year. But it's too early to give you those figures.

QUESTION

          Okay. Jack, coming back to you, did you have any other discussion with anybody else before Barricks of Martino Consultants?

ANSWER

          Well, uh, if there has been or we did, I'm sure I would not have been able to tell you one way or the other, its inappropriate for me to discuss what might or might not have led to this I think the real focus is the fact that when we did talk, it became very clear very quickly that this combination creates a rather special company. And that's our focus, to get this deal done.

QUESTION

          Fair enough. Thank you.

MODERATOR

          Your next question is the follow-up question from Daniel McConkey of Goldman Sachs. Please proceed with your question.

QUESTION

          Well, this is kind of a comment, Jamie. It's tough for us to get to the EPS because when you think about it, Homestake, because they have not had big hits but they roughly break even at 275, although the earnings go up, roughly, you're giving 35 to 40 % of your shares away and it takes a lot to pick up. The way I estimate it, you're going to need a hundred million dollars of earnings from Homestake's side just to get to the earnings that you have going forward. So it's a challenge for us to try to get there, in terms of not being diluted for the next couple of years on an EPS basis. Now the hedging that Homestake has recently done might help there a bit, but I don't know if you can help me with that or not.

ANSWER

          Well, we've got the synergies, and as I mentioned, Dan, there's some benefits on the US GAAP side. It's about 15 million dollars a year in addition. So, what we're looking at going forward is increasing those synergies and creating a lot of additional value to make this transaction financially accretive.

QUESTION

          Just in terms of strategic things that you're looking at from a Barrick's standpoint, obviously, Veladero we talked about a lot. Is Australia important to you?

ANSWER

          I think establishing a platform there makes perfect sense. That whole region of the world is a significant gold producer. And to be able to that with such low cost assets and strong production and starting off from a number two position there, I think this opens up that many more opportunities to us. That's what's so exciting about this thing is this creates more opportunities for both our shareholders, it's just such an excellent profile in terms of geographic locations and we're just increasing the capabilities of the company in every respect.

QUESTION

          Is a sovereign risk issue something that's bigger in the board's mind now than it would have been two or three years ago?

ANSWER

          We've always operated in places where we've felt comfortable. Having said that, we feel particularly comfortable in Canada, the United States, and Australia. I think that, increasingly, we're going find ourselves looking at new and emerging countries. And having this as a base to build on, actually enables us to assume more of that risk going forward.

QUESTION

          Thank you very much.

ANSWER

          Thank you, Dan. Ladies and Gentlemen, as I mentioned earlier, Jack and I have to go over and do some press now. But I hope that we've been able to convey to you just how excited we are about this transaction, and that you've been able to see how culturally, strategically its such a good fit for our both our shareholders. I think that Homestake has outstanding assets of 2 million ounces of production at today's low cost that Barrick's has. We think that Barrick's has the same thing in to Homestake. Putting Pasqua Lama and Veladero open together, opens up a whole new spectrum of opportunities for us, which I think will be very exciting for decades to come. Frankly, you've seen our hedge position is back to about where it was in the past, and with the [unintelligible] in the gold price today, we feel very comfortable with that. To have this platform, as I just mentioned to Dan, of being number one in the U.S. and Canada and number two in Australia, we think that our companies together are stronger and better positioned to take advantage of new opportunities. This transaction gives both our shareholders a better company and far greater liquidity. We look forward to talking to you in the future and if you have any further questions please don't hesitate to call Igor, Richard, Chaz or I. Thank you very much.

MODERATOR

          Ladies and gentlemen, that concludes your conference call for today. We thank you for participating and ask you to please disconnect your lines at this time.

          END OF TRANSCRIPT.


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